UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant´s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Despegar Mourns Unexpected Passing of Esteemed Board Member Mario Eduardo Vasquez

British Virgin Islands. August 9, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced the unexpected passing of Mr. Mario Eduardo Vasquez, a member of the Company’s board of directors and chairman of the audit committee. Mr. Vasquez died of apparent natural causes on August 3, 2024.

Damian Scokin, Despegar’s CEO, said: “We are deeply saddened by the loss of Mario. He was not only a key member of our board but also a great friend. Mario accompanied us on the way to achieving many significant milestones, including Despegar’s IPO in 2017. His dedication, professionalism, and warmth will be profoundly missed and always remembered by everyone privileged to have known and worked with him. Our immediate thoughts are with Mario’s family and friends.”

Mr. Vázquez joined Despegar’s board in August 2014. Earlier in his career he was the CEO of Grupo Telefónica in Argentina between June 2003 and November 2006. Mr. Vázquez also spent 33 years at Arthur Andersen, where he had been a partner and general director for Latin American markets, among other roles at this company.

As of the date of this announcement Despegar appointed Nilesh Lakhani, who currently serves as the Chairman of Despegar’s Board of Directors, as an interim member and Michael James Doyle to chair to the Audit Committee. The Company will appoint a new member to the Audit Committee as well as Board of Directors as soon as practicable.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 19 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/.

IR Contact

Luca Pfeifer, Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel

Date: 8/09/2024